August 15, 2018

Louis Haseman
Chief Executive Officer
Fah Mai Holdings, Inc.
1000/196,199 Liberty Buildings, 3rd Floor,
Sukhumvit 55 Road, Klongton Nua,
Wattana, Bangkok 10110

       Re: Fah Mai Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 23, 2018
           File No. 333-226275

Dear Mr. Haseman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed July 23, 2018

General

1. Please include a table of contents as required by Item 502(a) of Regulation S-K.
Prospectus Cover Page, page 3

2. Please include the Commission legend, as required by Item 501(b)(7) of Regulation S-K.
 Louis Haseman
FirstName LastNameLouis Haseman
Fah Mai Holdings, Inc.
Comapany NameFah Mai Holdings, Inc.
August 15, 2018
August 15, 2018 Page 2
Page 2
FirstName LastName
Summary of this Offering, page 7

3. We note the disclosure in this section and on page 16 that the duration of the offering is for 24 months unless extended by your board of directors. However, on your cover page you state that the offering will terminate 24 months after effectiveness unless fully subscribed or terminated by the company. Please reconcile.
Plan of Distribution, page 16

4. We note that Mr. Haseman will be offering securities on behalf of the company in the company offering and will be offering securities on his own behalf in the concurrent selling shareholder offering. Please provide clear disclosure of the conflicts of interest throughout the prospectus, including adding a risk factor. Description of Securities, page 18

5. Please provide the disclosure required by Item 201(a)(2) and (b) of Regulation S-K.
The Business, page 20

6. We note your description of your cask fractions on page 21. Additionally, based on the description of the cask fraction system on your website it appears that you are seeking investments and highlighting returns. Please describe in greater detail your cask fraction system. Refer to Item 101(h)(4) of Regulation S-K. In this regard, please provide a detailed analysis as to how the federal securities laws apply to the offer and sale of interests in the cask fractions.
7. We note your statements that you expect the value of your rare whisky to appreciate in value by 15-25%. Additionally, we note your statement that you expect to realize a 150-
         200% profit from the liquor sold in your exclusive member only clubs. Given the early stage of the company, with no revenues to date, please provide the basis for these statements or remove.
8. Please revise the discussion of competition to discuss other businesses and individuals that will compete for the acquisition and resale of rare whiskey.
9. Please disclose the geographic location where you plan on conducting your business.
         Also, as applicable please discuss the governmental approval or governmental regulations that may impact your business. See Item 101(h)(4)(vii) and (ix) of Regulation S-K.
10. We note that you intend to start an online whisky auction business, bottle and sell your own whisky and open five exclusive member only clubs. Please disclose the timeline for when you intend to complete these business expansions.
 Louis Haseman
FirstName LastNameLouis Haseman
Fah Mai Holdings, Inc.
Comapany NameFah Mai Holdings, Inc.
August 15, 2018
August 15, 2018 Page 3
Page 3
FirstName LastName
Secondary Market , page 23

11. We note your numerous statements about the secondary whisky market in this section.
         For example only, you estimate the whisky market in the UK to have been worth about
         $31.6 million in 2017. Additionally, you provide examples of recent sales at auctions.
         Please provide the source or basis for the statements made in this section.
Management, page 35

12. Please disclose the time period during which Mr. Haseman has served as a director and disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Haseman should serve as a director for the company, in light of the registrant's business and structure. See item 401(a) and (e)(1) of Regulation S-K.
Certain Relationships and Related Transactions, page 39

13. Please add disclosure of the advances to a related entity in anticipation of merger, as reflected in the balance sheet of the financial statements and the advances from a related party as reflected in footnote 6 to the financial statements. Condensed Consolidated Financial Statements, page F-1

14. Your disclosure in Item 5.06 of your Form 8-K filed June 12, 2018 indicates that you were a shell company prior to the transaction with Fah Mai Holdings Co., Ltd. on June 8, 2018.
         Thus, Fah Mai Holdings Co., Ltd. appears to be a predecessor, as defined in Regulation C,
         Rule 405. Please advise or revise to include this predecessor's historical financial statements (and any necessary pro forma information) pursuant to
Article 8 of Regulation
         S-X. Also, include the required filing disclosures for this predecessor pursuant to
         Regulation S-K.
Exhibits

15. Please file the lease for your principal executive office described on pages 18 and 26.
         Refer to Item 601(b)(10) of Regulation S-K.
16. Please file the articles of incorporation as amended and the current bylaws. We note that the company's name has changed since the filing of the articles of incorporation and bylaw. See Item 601(b)(2) and (3) of Regulation S-K.
17. Please file your agreement with Tiber Creek Corporation as an exhibit. Refer to Item
         601(b)(10) of Regulation S-K.
18. Please file the subscription agreement referenced on page 16 as an exhibit.
 Louis Haseman
Fah Mai Holdings, Inc.
August 15, 2018
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo at 202-551-3394 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameLouis Haseman
                                                           Division of
Corporation Finance
Comapany NameFah Mai Holdings, Inc.
                                                           Office of Beverages,
Apparel and
August 15, 2018 Page 4                                     Mining
FirstName LastName